Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

July 23, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc.
Registration Statement on Form S-1
Filed July 6, 2021
File No. 333-257722

We are submitting this letter in response to the comment letter, dated July 19, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 1 marked to indicate changes from the Registration Statement filed on July 6, 2021. In addition to addressing the comments raised by the Staff in its letter, we have revised the Amendment No. 1 to update other disclosures. Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the marked version of the Amendment No. 1.

Registration Statement on Form S-1 filed on July 6, 2021

Management’s Discussion and Analysis of Financial Discussion and Results of Operations Selling, General and Administrative Expenses, Related Party, page 51

1.	Refer to comment 9 of our June 6, 2021, letter. We note you filed the Master Contract Services Agreement dated July 2, 2021 by and among the Company, Biofrontera AG, Biofrontera Pharma GmbH and Biofrontera Bioscience GmbH as Exhibit 10.8. Please revise the disclosure on page 51 and elsewhere, as applicable, to clarify this agreement extends the Intercompany Services Agreement and the Quality Assurance Agreement, both of which have expired by their terms, but appear to have been followed in practice and revived in this agreement, as reflected in paragraph 9.5 of this agreement. File both agreements as exhibits to the registration statement. If the agreements, in fact, do not apply, revise page 51 to clarify whether Biofrontera AG continues to provide your accounting consolidation, IT support and pharmacovigilance services, and if so, how those expenses are charged to you and under what agreement. This agreement appears to defer all allocations of expenses to be determined for at the time of each proposed statement of work.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 2, 51, 75 and 101 of Amendment No. 1 to clarify the relationship between the Master Contract Services Agreement and the other intercompany agreements we have entered into with the Biofrontera Group. We respectfully inform the Staff that the Master Contract Services Agreement does not extend either the prior Intercompany Services Agreement or the Quality Assurance Agreement. The Master Contract Services Agreement is meant to supersede the existing Intercompany Services Agreement as is indicated in the second paragraph of Section 9.5 of the Master Contract Services Agreement. Section 9.5 of the Master Contract Services Agreement also states that the agreement is intended to be consistent with the Amended and Restated License and Supply Agreement and the Quality Assurance Agreement and that to the extent there is any conflict with those agreements, the terms of the Amended and Restated License and Supply Agreement, as applicable, should prevail. Since the Amended and Restated License and Supply Agreement was recently entered into, it has not yet lapsed and, therefore, does not need to be extended by the Master Contract Services Agreement. The Quality Assurance Agreement is by its terms intended to be a living document that evolves with the Company’s development and is tied to the Amended and Restated License and Supply Agreement. As a result, the Quality Assurance Agreement relies on the Amended and Restated License and Supply Agreement to maintain its force, and it does not need to be extended by the Master Contract Services Agreement.

Since the Intercompany Services Agreement has been superseded by the Master Contract Services Agreement, we have not filed it as an exhibit to Amendment No. 1. As requested by the Staff, we have filed the Quality Assurance Agreement as Exhibit 10.9 to Amendment No. 1, since it will remain in effect following the initial public offering.

Business

Our Strategy, page 64

2.	We note your response to comment 3. Clarify, for example, why this proposed transaction is more beneficial than, for example, structuring the spinoff differently, to provide the company more control of the future pipeline development than in the June 16, 2021 Ameluz LSA.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 65 to further elucidate why a potential acquisition of a controlling interest in Biofrontera AG would be more beneficial to the Company than structuring the spinoff differently. As discussed in greater detail on a call with the Staff on July 20, 2021, the post-IPO arrangements between the Company and Biofrontera AG were the result of arm’s-length negotiations with Biofrontera AG and reflect that Biofrontera AG would not cede control of the product pipeline. However, we believe that, should the opportunity present itself, acquiring a controlling interest of Biofrontera AG through a tender or exchange offer would provide benefits to shareholders of both companies. Nevertheless, such a potential transaction would be subject to a number of conditions and the further actions that would need to be taken to satisfy those conditions cannot be undertaken prior to the IPO and we will not be able to assess the feasibility of satisfying those conditions until after the consummation of the initial public offering.

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com

Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com

Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

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